Filed by Computer Sciences Corporation
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: Computer Sciences Corporation
(Commission File No. 1-4850)

Frequently Asked Questions (FAQs) for CSC Clients, Alliance Partners and Suppliers

This document is intended to aid CSC sales and senior management conversations with clients, alliance partners and key suppliers. Please use discretion when sharing the information below with clients and other audiences.

General Questions
Q: What does this announcement mean?
A: CSC’s Board of Directors unanimously approved a plan to merge CSC (NYSE: CSC) with HPE’s Enterprise’s Services business, which is being spun-off by Hewlett Packard Enterprise (NYSE: HPE). The merger of these complementary businesses will create one of the world’s largest independent IT services companies in terms of the value we provide to clients, employees and partners.

Q: When will the transaction close?
A: The transaction is expected to close by the end of March 2017 — subject to CSC shareholder and customary regulatory approvals — with the new company’s debut on April 3, 2017.

Q: Why did CSC’s Board of Directors approve this plan; what was the rationale?
A: CSC made the decision to pursue this transaction because it positions the company and its stakeholders well for the future. Our proposed merger with HPE Enterprise Services is a logical next step in CSC’s transformation. It will create a more powerful, agile and versatile global technology services business, one that is best equipped to lead digital transformations for clients and enable them to respond to changing business needs and customer expectations. The new company will bring the following benefits:

•	World-class strength in client service and IT operations – among the safest pair of hands in the industry, deploying a broader set of resources and expertise to benefit clients;

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Market-leading industry and technology expertise – industry-leading experience and intellectual property in areas such as insurance, healthcare and life sciences, transportation, consumer products, and financial services – all helping clients transform faster;

•	Global scale – operating 85 delivery centers and 95 data centers across 70 countries, providing access to the most efficient IT services in the world;

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Technology independence and best-in-class capabilities in next-generation cloud, security services, application development and modernization, big data and analytics, mobility, workplace, and sophisticated business process and IT services;

•	Combined leadership bringing deep turnaround experience and transformation capabilities, client relationships, sales/GTM, industry and functional expertise;

•	Expanded best-of-breed technology partnerships that provide greater choice of solutions; and

•	Enhanced innovation, R&D, and investment opportunities for new services and solutions.

Q: What is the vision for the combined company?
A: Our vision is simple: We aspire to be the #1 independent global IT services leader in terms of the value we provide to clients, employees, investors and partners. In the process we want to redefine the IT services space. This is an industry that is ripe to be reinvented, and the new company will be positioned to lead this initiative.

Q: What are the strategies to support this vision?
A: There are four simple strategies:

1.	Lead clients on their digital transformations with next-gen offerings and unique industry intellectual property, achieving moderate growth & improving business mix.

2.	Invest in building an industry-leading next-gen workforce.

3.	Optimize cost-structure to re-invest in the business and generate attractive shareholder returns.

4.	Drive best-in-class innovation by partnering with market leaders.

Q: What are the benefits of the merger for our shareholders? clients? alliance partners? And our people?
A: The merger of CSC and HPE Enterprise Services is a significant milestone in our transformation and an exciting development for the industry and especially for our people, clients and partners. The combination uniquely positions us – with our strategic partners – to lead with a stronger focus on our clients’ missions and our role in guiding them through the rapidly evolving IT landscape.

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Shareholders: Investors will benefit from ownership of a new company with a world-class financial profile. The combined company will have the scale, innovation and financial resources to achieve and sustain market leadership, and the tax-free transaction is designed for significant value capture and cost synergy.

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Clients: The new company is being created specifically to drive digital transformation for clients. This is exciting and beneficial for the industry and clients of both companies. The combined company will provide technology independence and global access to world-class offerings in cloud, mobility, application development and modernization, business process services, big data and analytics, IT services, next-gen workplace and security.

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Alliance Partners: Our current alliance partners will extend their reach and capabilities through the new company’s ability to innovate and compete at scale. Our alliance partners remain an integral part of the company’s go-forward strategy.

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Our People: While it is business-as-usual for now, there will be even greater career, development and growth opportunities available within the new company. This great leap forward in our transformation will enable our people to better innovate, compete and adapt to an ever-changing marketplace. Employees will be part of a strong, highly focused global enterprise that positions them for success. They will work among a broader range of clients and with a wider range of services, and be able to take advantage of the diverse career opportunities of a larger global company.

Q: Why now?
A: Both companies are primed to join forces now for several reasons:

•	It’s a significant milestone in the current transformation for both companies.

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CSC has successfully sharpened its position in the commercial IT service space, after spinning off CSRA, through several strategic acquisitions – Fixnetix, Fruition Partners, UXC, and Xchanging as well as Axon Puerto Rico – and establishing the CeleritiFinTech joint venture with HCL Technologies.

•	Both companies have undertaken the journey to establish market leadership in next-generation technologies with complementary strengths.

Q. Did CSC “acquire” HPE Enterprise Services?
A. No. CSC did not acquire HPE Enterprise Services, nor did HPE Enterprise Services acquire CSC. The merger of HPE Enterprise Services and CSC will create an independent publicly traded company. To bring both companies together tax-free, the transaction needed to be done on a 50/50 basis. What qualifies the HPE Enterprise Services Spin-Merger with CSC as a merger of equals is that the larger party – HPE – is being paid a premium. HPE and CSC shareholders will each own 50 percent of the new company. Mike Lawrie, the current head of CSC, will become chairman, president and CEO of the new company, and Meg Whitman will serve on its board of directors. The board of directors of the new organization will be split 50/50 with representation from both HPE and CSC. The transaction is expected to close the end of March 2017.

Q: Will the current leadership teams remain in place after the transaction happens?
A: Following completion of the transaction:

•	Mike Lawrie will become chairman, president and CEO of the new company.

•	Meg Whitman will join the Board of Directors, which will be split equally between CSC and Hewlett Packard Enterprise.

•	CSC’s current CFO, Paul Saleh, will continue in that role.

•	Mike Nefkens, the current EVP and GM of HPE’s Enterprise Services, will be a key part of the new company’s executive team and partner closely with Mike Lawrie on building the new organization.

•	Other executives and directors will be announced at a later date.

Q: What of the CSC and Hewlett Packard Enterprise Services brands, will the new company have a new name?
A: Nothing has been determined at this time. A branding exploration is currently in process, and updates will be announced as decisions are made.

Q: Who are the other leaders you’re ranked among?
A: Firms such as Accenture and IBM are the closest competitors.

Q: What will differentiate you from your competitors?
A: We are an independent [hardware agnostic] global IT leader with end-to-end offerings in infrastructure, business process services, applications and consulting, and vertical software and solutions.

Q: Where will the new company’s headquarters be located?
A: That is to be determined; however, for now Tysons remains our global headquarters.

Q: Where is HPE Enterprise Services’ headquarters?
A: Their headquarters is located in Plano, Texas.

Q: Where will the largest centers of employees be for the combined company?
A: The Americas, Asia Pacific and Europe and the Middle East will have the highest concentration of employees. Today, HPE Enterprise Services’ employee distribution is as follows:

•	Americas; Asia Pacific Japan; EMEA, and the UK

•	Top six locations – Bangalore, India; Manila, Philippines; Sofia, Bulgaria; Kuala Lumpur, Malaysia; Chennai, India; and Plano, TX

Q: How will this impact competition in the market?
A: The merger of CSC and HPE Enterprise Services will serve the best interests of our shareholders, employees, partners and clients; will improve our competitive positioning; and will make the marketplace even more competitive and innovative. Our scale, complementary geographic footprint and unique intellectual property-based capabilities will help us to deliver comprehensive services to our clients.

Q. Is there client overlap between the HPE-ES and CSC?
A. Fewer than 15 percent of CSC’s and HPE’s clients overlap, which makes it a highly complementary relationship.

Q. Will ES be consolidating its data centers with CSC’s?
A. Nothing has been determined at this time. The integration teams are working on design, and updates will be communicated as plans are finalized.

HPE Enterprise Services
Q: Can you tell me more about HPE Enterprise Services?
A: Enterprise Services is the global business and information technology services division of Hewlett Packard Enterprise (HPE). It is one of the world’s leading services organizations, with more than 1,000 business and government agent clients in 135 countries. It provides IT solutions for the New Style of Business to help clients transform to a hybrid infrastructure, protect their digital enterprise, empower their data-driven organization, and enable workplace productivity.
Through its nine interconnected practices, Enterprise Services is equipped not only to advise clients but also to help them transform and then manage their IT environment going forward. It proactively aligns to business imperatives, jointly defining the ideal future state and the transformation journey to get clients there.
As the transformation partner of choice, with more than 50 years of proven experience, Enterprise Services leverages best-in-class capabilities, enabled by the full stack of HPE solutions. It defines success by its clients’ success. Enterprise Services creates transparent, modular, continuous transformation that adapts to its clients’ rapidly changing environments and drives more impactful outcomes more quickly.

U.S. Government / Public Sector Business
Q: It appears that the new company will take on HPE Enterprise Services’ public sector business. How does this strategically align with CSC having recently separated its public sector business, and will it become a core part of the new company’s business?
A: The announcement of the proposed merger may prompt inquiries about HPE’s Enterprise Services’ U.S. public sector business – particularly given CSC’s spin-off and merger last year of its own U.S. public sector business to create CSRA. HPE’s Enterprise Services’ U.S. public sector business (USPS) – like the public sector as a whole – is performing well and is expected to have a bright future. There are many options as to how HPE Enterprise Services’ USPS business may move forward after the transaction closes next March. At this point, no decisions have been made and HPE Enterprise Services will continue with business-as-usual in the meantime.

Q: Given that Mike Lawrie will become CEO of the combined company, will he resign as chairman of the Board of CSRA?
A: Mike Lawrie has resigned from the CSRA board.

Communicating on the Proposed Merger
Q: What are the rules and guidelines on engaging clients, prospects or partners on the proposed merger?
A: We must observe strict rules and guidelines with respect to communicating on the proposed merger to clients, partners, prospects and others. For instance:

•	We need to remember that until the transaction close, we remain separate organizations with clients to serve, partners to engage, and plans to meet.

•	We should not be discussing or positioning potential benefits to clients and prospects, in either verbal or written form.

•	We must refrain from providing clients and others with information that is not in the public domain.

•	We should not proactively reach out to HPE Enterprise Services clients or staff, including sales counterparts, without prior consent.

•	If an HPE customer contacts you in connection with the merger, please do not respond until you (or your supervisor) have consulted with senior management or CSC’s Office of the General Counsel.

•	For now, it is business as usual – and through the merger integration process, CSC and HPE Enterprise Services remain competitors.

In summary, we must not engage in practices that would be potentially harmful to the proposed merger. Further, certain communications may be subject to filing with the U.S. Securities and Exchange Commission.

Those in Sales should reference specific guidance in the document, “Pre-Closing Guidelines Regarding Sales Activities” (https://c3.csc.com/docs/DOC-1086117). Questions regarding these guidelines should be referred to your supervisor, senior management, or CSC’s Office of the General Counsel.

Impact to Clients and Alliance Partners
Q: How were clients and alliance partners notified of our intent to merge?
A: We implemented a detailed outreach plan to contact our clients and strategic alliance partners. Our client-facing and relationship executives were involved in email, phone, and in-person communications. All clients and alliance partners were contacted immediately following the announcement. For questions or more detail about client outreach plans, contact csc_cmo@csc.com or Maria Bingemann (mbingemann@csc.com).

Q: What are the benefits of this change for CSC’s clients?
A: While it will be business-as-usual on day one, the CSC/HPE Enterprise Services combination is being created specifically to drive digital transformation for clients.

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It is the next step in creating a more powerful, agile and versatile global technology services business, one that is best equipped to lead digital transformations for clients and enable them to respond to changing business needs and customer expectations.

•	This is an exciting development for the industry and especially for CSC clients.

Q: What is the impact to CSC clients? What about HPE Enterprise Services clients?
A: There is no impact to our clients with the merger announcement since the people and services their missions rely on will remain the same. It is business-as-usual, with no changes to contractual terms, CSC relationships/points of contact, current commitments, delivery teams and cadence. Over time, clients will experience the benefits of an organization with larger scale, agility and innovation. We are confident that clients will receive high-quality service throughout the integration process and beyond. And we will make sure to discuss any changes before they become effective.

Q: Will my CSC points of contact (account leadership, delivery teams, etc.) change?
A: It’s business-as-usual through the integration process, with no changes to your relationships and points of contact as a direct result of the merger. We are committed to ensuring continuity and communication throughout the integration process and will make sure to discuss any changes with you.

Q: I already use HPE Enterprise Services as one of my providers. How will I be impacted?
A: CSC and HPE Enterprise Services both serve high-performing clients, and we’re committed to ensuring a smooth path for all clients. While it will be business-as-usual on day one, over time you’ll benefit from a more powerful, agile and versatile provider with a broader scope of services and enhanced combined strength. We will work with you to understand how our current and the new company’s evolving portfolio of services can best support and enable your business.

Q: We are in the process of negotiating a new deal with CSC – how can I be sure that the transaction will not significantly change the terms down the road?
A: There will no impact to the terms agreed upon for new deals signed during the integration process.

Q: Will the course of the integration cause additional red tape and complicate dealings with CSC? What about when it reaches closure?
A:  We are very confident that our dealings with clients, partners and suppliers will not be impacted. It will be business-as-usual.

Q: How will the merger impact clients from a product/service and solution standpoint? What additional opportunities does the combined company have to bring value to clients?
A: The combination presents a unique value proposition for clients from a services and solution perspective. For example, those seeking Infrastructure, Application and Next-Generation IT services and solutions will see:

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Infrastructure – Greater innovation, stronger ability to transform legacy infrastructure, business process services and next-gen workplace services; more credible choice vs. competitors, better quality & lower costs

•	Apps – Availability of next-gen IP (aaS / BPO), application development and modernization acceleration, and deep industry expertise

•	Next-Generation IT – Full-spectrum of cloud, mobility, big data & analytics, cyber security capabilities, enhanced SaaS implementation and digital transformation

Q: Competitively, HPE Enterprise Services is positioned against several current CSC deals under negotiation and that are expected to close before the merger is complete. How are CSC sales teams expected to proceed?
A: As part of our client outreach plan, we continue to have discussions with our clients to explain the strategic rationale, benefits and opportunities of the merger and our collective opportunities. That said, account and pursuit teams are expected to continue to win business and compete, according to our sales practices and CLEAR values.

Q: How does the consolidation impact agreements with CSC’s strategic alliances?
A: It is business-as-usual, with no changes to our arrangements, delivery orchestration, contractual terms or points of contact. Over time, our current alliance partners will extend their reach and capabilities through the new company’s ability to innovate and compete at greater scale. Our approach to partnering and relationships with our alliance partners are and will remain an integral part of our go-forward strategy.

Q: Competitively, HPE Enterprise Services is positioned against several current CSC alliance partners including IBM and a few others. How is that going to be handled, and do you have any concerns or expect any conflicts?
A: We have had discussions with all of our alliance partners to explain the strategic rationale, benefits and opportunities of the merger and our collective opportunities. We will continue to view alliance partners as integral to our go-forward strategy in an even more compelling way. Existing partnerships will drive innovation and new potential partners are expected to create new business and client opportunities. To date, many partners have expressed excitement and are encouraged by the opportunities the merger presents.

Q: What has been the client and partner feedback to the idea of this merger?
A: Feedback from our clients, partners and suppliers has been positive. Clients are supportive, and they see the benefits of bringing together the offerings and capabilities from the two companies. Our partners are eager to work with us on extending their reach in the market. Additionally, industry analysts and the media have acknowledged the new company’s reach and potential for industry leadership.

What’s Next
Q: When will the integration process start?
A: The process was launched in July, and the transaction is targeted for completion by the end of March 2017, pending CSC shareholder approval and customary regulatory review and approvals. Until the closing occurs, it will be business-as-usual for employees, clients, and partners. Between now and then, management will detail and finalize integration plans across regulatory, financial, organizational and operational aspects of the company.

Q: How will CSC and HPE-ES ensure continuity of service during the integration process?
A: We are committed to ensuring continuity of service and are safeguarding against account and management distraction throughout the integration process. We have focused teams from both companies working on the integration so that our employees can continue to deliver on client commitments. We aim to be operational on Day 1, when clients will start seeing the benefits of the combined company.

Q. How is the Integration structured to ensure success?

A. The Integration Decision Team (IDT) - comprised of key leaders from both companies – sits at the top of the Integration Management Office (IMO) and makes decisions and acts as the overall management system for the integration. Under the IDT are 11 integration workstreams co-led by representatives from both HPE-ES and CSC that execute towards the integration within schedules and budgets.

Q: Are the cultures of the two companies complementary? How should [clients /partners] anticipate working with the new company?
A: We believe that our cultures are highly complementary and aligned. In our recent Culture Questionnaire, CSC and HPE-ES employees had 100% overlap in their vision for the new company and what it should “stand for.”

Q: What are the key milestones? What is the plan to keep our clients and alliance partners informed of our progress?
A: We are on track to conclude the merger by the end of March 2017, with April 3, 2017, being Day One for the new company. In the meantime, it is business-as-usual. We are committed to ensuring continuity and communicating regularly and proactively. We will continue to provide regular updates and engage the support of our account and alliance teams and senior management as we work toward the close in March.

Q: What is the status of regulatory approvals?
A: The merger does require regulatory approvals, and we remain on track to receive all regulatory approvals ahead of closing.
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Q: How will the management team measure the success of the merger?
A: We will measure success primarily in three areas:

•	Bringing our clients incremental value as a combined organization

•	How our people embrace the opportunities to expand and embrace the change in the market

•	How we deliver against our $1.5 billion synergy case to our investors

Additional Information and Where to Find It
In connection with the proposed transaction, Everett SpinCo, Inc., a wholly-owned subsidiary of Hewlett Packard Enterprise created for the transaction (“Spinco”), will file with the SEC a registration statement on Form S-4/S-1 containing a prospectus and CSC will file with the SEC a proxy statement on Schedule 14A and a registration statement on Form S-4 containing a prospectus. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENTS/PROSPECTUSES AND PROXY STATEMENT WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the prospectuses and proxy statement (when available) and other documents filed with the SEC by CSC, Hewlett Packard Enterprise and Spinco at the SEC’s web site at www.sec.gov.
Free copies of these documents, once available, and each of the companies’ other filings with the SEC, may also be obtained from CSC’s web site at www.csc.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

All statements in this press release and in all future press releases that do not directly and exclusively relate to historical facts constitute “forward-looking statements.” Many factors could cause actual results to differ materially from such forward-looking statements with respect to the transaction referred to above including risks relating to the completion of the transaction on anticipated timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, inability to achieve expected synergies, loss of revenues, delay or business disruption caused by difficulties in integrating the businesses of

CSC and Everett as well as the matters described in the “Risk Factors” section of CSC’s most recent Form 10-K  and any updating information in subsequent SEC filings. The Company disclaims any intention or obligation to update these forward-looking statements whether as a result of subsequent event or otherwise, except as required by law.

Additional Information and Where to Find It
In connection with the proposed transaction, Everett SpinCo, Inc., a wholly-owned subsidiary of Hewlett Packard Enterprise created for the transaction (“Spinco”), will file with the SEC a registration statement on Form S-4/S-1 containing a prospectus and CSC will file with the SEC a proxy statement on Schedule 14A and a registration statement on Form S-4 containing a prospectus. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENTS/PROSPECTUSES AND PROXY STATEMENT WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the prospectuses and proxy statement (when available) and other documents filed with the SEC by CSC, Hewlett Packard Enterprise and Spinco at the SEC’s web site at http://www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC, may also be obtained from CSC’s web site at www.csc.com.
This communication is not a solicitation of a proxy from any investor or security holder. However, CSC, Hewlett Packard Enterprise, and certain of their respective directors, executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from stockholders of CSC in respect of the proposed transaction under the rules of the SEC. Information regarding CSC’s directors and executive officers is available in CSC’s 2016 Annual Report on Form 10-K filed with the SEC on June 14, 2016, and in its definitive proxy statement for its annual meeting of stockholders filed on June 24, 2016. Information regarding Hewlett Packard Enterprise’s directors and executive officers is available in Hewlett Packard Enterprise’s 2015 Annual Report on Form 10-K filed with the SEC on December 17, 2015, and in its definitive proxy statement for its annual meeting of stockholders filed on February 12, 2016. These documents as well as other documents filed by CSC, Hewlett Packard Enterprise or Spinco with the SEC can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and proxy statement and other relevant materials to be filed with the SEC when they become available.
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
All statements in this presentation that do not directly and exclusively relate to historical facts constitute “forward-looking statements.” These statements represent the Company’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, many of which are outside the Company’s control. Many factors could cause actual results to differ materially from such forward-looking statements with respect to the transaction announced above including risks relating to the completion of the transaction on anticipated timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, inability to achieve expected synergies, loss of revenues, delay or business disruption caused by difficulties in integrating the businesses of CSC and Enterprise Services. For a written description of risk factors that could cause actual results in CSC’s business to differ materially from forward looking statements regarding those matters, see the section titled “Risk Factors” in CSC’s Form 10-K for the fiscal year ended April 1, 2016. and any updating information in subsequent SEC filings. The Company disclaims any intention or obligation to update these forward-looking statements whether as a result of subsequent event or otherwise, except as required by law.